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October 10, 2014

VIA EDGAR
Linda Cvrkel
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
 Washington, DC 20549
Re:              Eagle Bulk Shipping Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarter Ended June 30, 2014
Filed August 14, 2014
File No. 001-33831
Dear Ms. Cvrkel:
On behalf of Eagle Bulk Shipping Inc. (the "Company"), we submit this response to your letter dated October 2, 2014, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2013 and the Company's periodic report on Form 10-Q for the fiscal quarter ended June 30, 2014. The Company's responses, together with the Staff's comments, are set forth below.
Form 10-K for the Year Ended December 31, 2013
Selected Financial Data, page 57
1. We note your response to our prior comment 1; however, your revised narrative with respect to EBITDA included in your Form 10-Q for the quarter ended June 30, 2014 does not comply with the definition of the measure as described in Section 103 of Non-GAAP Financial Measures C&DIs which can be found on the SEC website.  In this regard, please revise EBITDA as net income (loss) before interest, taxes, depreciation and amortization rather than operating earnings before extraordinary items, depreciation and amortization, interest expense, and income taxes.

 Response:  The Company acknowledges the Staff's comment and advises the Staff that the Company will amend the narrative with respect to EBITDA in future filings, to comply with the definition of EBITDA as net income (loss) before interest, taxes, depreciation and amortization.
2. We also note that you believe Credit Agreement EBITDA is important for your investors as it reflects your ability to meet your covenants.  However, we do not believe that your revised disclosure clearly indicates that you use this non-GAAP measure as a performance measure.  If you use this non GAAP measure as a performance measure, as indicated in your response, please revise your disclosure to clearly indicate so.

 Response:  The Company acknowledges the Staff's comment and advises the Staff that the Company will amend the EBITDA narrative in its future filings to clearly indicate that the Company uses this non-GAAP measure as a performance measure.
 Form 10-Q for the quarter ended June 30, 2014

3. We note you entered into a restructuring agreement and filed a prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code in August 2014, and the court confirmed your reorganization plan in September 2014 (per your Form 8-K filed on September 26, 2014).   We also note that your critical accounting policy with respect to vessel lives and impairment on page 31 indicates that you believe the aggregate carrying value of your vessels as of June 30, 2014 exceeds their aggregate basic charter-free market value by approximately $700 million.  In this regard, please tell us how fair value of the vessels will be determined in accordance with ASC 852-10-45-19 upon emergence from bankruptcy.  Your response should include whether the approach used will be based upon appraisals obtained from an independent ship brokerage firm(s).  If fair value will not be based upon appraisals obtained from independent ship brokerage firm(s), please describe for us the methodology used, including significant assumptions made by management (e.g. charter rates, discount rate, etc…) which are considered highly subjective and complex, and provide your basis for such assumptions.  We may have further comment upon receipt of your response.

Response:   The Company supplementally advises the Staff that upon emergence from bankruptcy, the fair value of the vessels will be determined based upon appraisals obtained from independent ship brokerage firm(s).
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If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Gary Wolfe at (212) 574-1223.
Very truly yours, SEWARD & KISSEL LLP By: /s/ Edward S. Horton Edward S. Horton
cc: Adir Katzav Chief Financial Officer Eagle Bulk Shipping Inc. 477 Madison Avenue New York, New York 10022